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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Amended Application For Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Cohen & Steers Global Income Builder, Inc.

3.	Securities and Exchange Commission File No.: 811-22057

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

280 Park Avenue, 10th Floor,

New York, NY 10017

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Dana A. DeVivo, Esq. Cohen & Steers Capital Management, Inc. 280 Park Avenue, 10th Floor New York, NY 10017 212-832-3232

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Cohen & Steers Capital Management, Inc.

280 Park Avenue, 10th Floor

New York, NY 10017

212-832-3232

Cohen & Steers Capital Management, Inc., the Registrant’s investment adviser, is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

617-786-3000

As the Registrant’s co-administrator and custodian, State Street Bank and Trust Company is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

Computershare

150 Royall Street

Canton, MA 02021

(866) 227-0757

As the Registrant’s transfer agent, Computershare is responsible for maintaining share transaction and other shareholder records.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, NY 10017

Sub-advisers:

Cohen & Steers Asia Limited

1201-2 Champion Tower, No. 3 Garden Road

Central Hong Kong

Cohen & Steers UK Limited

50 Pall Mall, 7th Floor

London, SW1Y 5JH

United Kingdom

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g ., an insurance company separate account)?

☐ Yes                     ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                     ☐ No

If Yes, state the date on which the board vote took place: On June 11, 2019, the Board of Directors approved resolutions authorizing the reorganization of Cohen & Steers Global Income Builder, Inc. with and into Cohen & Steers Infrastructure Fund, Inc., pending shareholder approval by the shareholders of Cohen & Steers Global Income Builder, Inc.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                     ☐ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: On December 6, 2019, the shareholders of Cohen & Steers Global Income Builder, Inc. approved the reorganization of Cohen & Steers Global Income Builder, Inc. with and into Cohen & Steers Infrastructure Fund, Inc.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                     ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On December 12, 2019, the Fund paid a final dividend to distribute to shareholders substantially all of its investment company taxable income earned prior to the reorganization with and into Cohen & Steers Infrastructure Fund, Inc.

(b)	Were the distributions made on the basis of net assets?

☒ Yes                     ☐ No

(c)	Were the distributions made PRO RATA based on share ownership?

☒ Yes                     ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

After the close of business on December 20, 2019, Cohen & Steers Infrastructure Fund, Inc. acquired substantially all of the assets and liabilities of Cohen & Steers Global Income Builder, Inc. in exchange for shares of common stock of Cohen & Steers Infrastructure Fund, Inc., which were distributed to the shareholders of Cohen & Steers Global Income Builder, Inc. The investment portfolio of Cohen & Steers Global Income Builder, Inc., with a fair value of $214,914,884 and identified cost of $190,813,478 as of the date of the reorganization, was the principal asset of acquired by Cohen & Steers Infrastructure Fund, Inc. The acquisition was accomplished by a tax-free exchange of 23,142,068 shares of Cohen & Steers Global Income Builder, Inc., valued at $226,180,064 (including $129 paid in cash in lieu of fractional shares totaling 5 shares of Cohen & Steers Infrastructure Fund, Inc.) for 8,158,824 shares of Cohen & Steers Infrastructure Fund, Inc.

(e)	LIQUIDATIONS ONLY:

Were any distributions to shareholders made in kind?

☐ Yes                     ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

No.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                     ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                     ☒ No

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                     ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                     ☒ No

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $146,772

(ii)	Accounting expenses: $33,053

(iii)	Other expenses (list and identify separately):

Printing & Mailing: $140,427

Registration Fees: $29,031

NYSE Fees: $28,556

Miscellaneous: $9,368

(iv)	Total expenses (sum of lines (i)-(iii) above): $387,207

(b)

How were those expenses allocated? All expenses incurred in connection with the Reorganization were borne by Cohen & Steers Infrastructure Fund, Inc. and Cohen & Steers Global Income Builder, Inc. in proportion to their respective net assets.

(c)	Who paid those expenses? Cohen & Steers Infrastructure Fund, Inc. and Cohen & Steers Global Income Builder, Inc. in proportion to their respective net assets.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                     ☒ No

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                     ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                     ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger: Cohen & Steers Infrastructure Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21485

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Incorporated by reference from Cohen & Steers Infrastructure Fund, Inc.’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission on June 27, 2019 (Accession No. 0001193125-19-184381).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cohen & Steers Global Income Builder, Inc., (ii) he or she is the Secretary of Cohen & Steers Global Income Builder, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Dana A DeVivo
Dana A. DeVivo Secretary and Chief Legal Officer